UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

  Yes ☐   No ☒

 CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.
English translation of the minutes of Annual General Shareholders Meeting of Central Puerto S.A., held on April 12, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 8, 2018

CENTRAL PUERTO ANNUAL GENERAL MEETING no. 72

At Avda. Tomas A. Edison No. 2701, City of Buenos Aires, at 11.30 a.m., on April 27, 2018, Mr. Chairman of CENTRAL PUERTO SOCIEDAD ANÓNIMA (hereinafter, the “Company”) commences the Annual General Shareholders Meeting called for this date. The Meeting will be chaired by Mr. Gonzalo Alejandro PERES MOORE, in his capacity as Chairman of the Company’s Board of Directors. On behalf of the Board of Directors, the following individuals are also present: Cristian LOPEZ SAUBIDET, Osvaldo Arturo RECA, Jorge Eduardo VILLEGAS, Miguel DODERO, Juan José SALAS, Mario Luis ESPADA. The members of the Supervisory Committee are also present: Marcelino DIEZ and Eduardo Antonio EROSA. The Directors Jorge Carlos BLEDEL, Rufino ESCASANY and Liliana Amelia MURISI, and the member of the Supervisory Committee, Carlos César HALLADJIAN, previously informed that they would not be present at the meeting for personal reasons. It is put on record that Mr. Eduardo Kupfer is present on behalf of the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos S.A.) (hereinafter, “BYMA”). It is also put on record that the representative of the Argentine Securities Commission (Comisión Nacional de Valores) (hereinafter, “CNV”) is not present. In accordance with pages 18 to 22 of the Shares and Shareholders Registry Book no. 3, sealed under number 2156-16, there are 46 shareholders present, 30 by proxy and 16 on their own behalf, which shareholders represent 1,186,113,535 ordinary shares carrying 1 (one) vote each and with a face value of 1 Ps. each. Such shares represent a total capital stock of Ps. 1,186,113,535 with right to vote, which are equal to 78.34% of the current Ps. 1,514,022,256 capital stock and to the total outstanding shares with right to vote. The shares, votes, name of the shareholders and their proxies, addresses and ID numbers are recorded on pages 18 to 22 of the above mentioned Shares and Shareholders Registry Book. It is put on record that the shareholders certificates have been submitted pursuant to Section 238 of the Argentine Companies Act no. 19550 (hereinafter, “LGS”) and CNV regulations (as amended 2013), Resolution no. 622/2013 as amended (hereinafter, the “CNV Regulations”). In order to facilitate the running of the Meeting, Mr. Chairman asks shareholders to wait to be given the floor, to identify themselves when asking for the floor, and to identify themselves when issuing a negative vote or when refraining from voting a motion put to vote. Moreover, it reminds shareholders that silence regarding any proposal or motion shall be considered as approval. There being the quorum required to validly conduct the meeting, the meeting is initiated. The first item on the Agenda is submitted for consideration: 1) APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: Shareholder Proener S.A.U.’s proxy takes the floor and proposes the appointment of shareholders Marcelo Suvá and Gonzalo Peres Moore to sign the minutes of this Meeting. The motion is put to vote. Afterwards, the Proxy of shareholder Citibank N.A. – Central Puerto S.A. (hereinafter, “Citibank”) states that it issues 245,453,700 votes in favor of Proener S.A.U.’s motion and that it refrains from issuing 67,620 votes. Therefore, and after short deliberation, the proposal of Proener S.A.U.’s proxy is approved by unanimous eligible votes. Next, the second item on the Agenda is submitted to the Shareholders for consideration.

2) CONSIDERATION OF THE ANNUAL REPORT AND ITS ANNEX; THE STATEMENT OF INCOME; THE STATEMENT OF COMPREHENSIVE INCOME; THE STATEMENT OF FINANCIAL POSITION; THE STATEMENT OF CHANGES IN EQUITY; THE STATEMENT OF CASH FLOW; NOTES TO FINANCIAL STATEMENTS AND ANNEXES; INFORMATION REPORT; ADDITIONAL INFORMATION TO THE NOTES TO FINANCIAL STATEMENTS– SECTION No. 12, CHAPTER III, TITLE IV, GR No. 622/2013, ARGENTINE SECURITIES COMMISSION (COMISIÓN NACIONAL DE VALORES) AND SECTION 68 OF THE LISTING RULES OF THE BUENOS AIRES STOCK EXCHANGE (BOLSAS Y MERCADOS ARGENTINOS S.A.); AUDIT REPORT AND THE COMPANY´S SUPERVISORY COMMITTEE REPORT. ALL OF THESE DOCUMENTS ARE WITH RESPECT TO THE FISCAL YEAR ENDED DECEMBER 31, 2017. In this regard, the Chairman informs that the documents under consideration were legally available to shareholders previous to this Meeting and in accordance with the corresponding regulatory period, as well as being submitted before CNV and BYMA in due time and proper form. Moreover, it is informed that together with the above mentioned documents, the Company’s Supervisory Committee Annual Report was also available to shareholders, which informs on the treatment given to the matters under its scope as stated in Section 110 of the Capital Markets Act no. 26831 and in Chapter III, Title II of CNV Regulations during the fiscal year ended December 31, 2017. Afterwards, Shareholder Proener S.A.U.’s proxy takes the floor and proposes the following: (i) To omit the reading of the documents under consideration on the grounds that their content is known to shareholders since they were legally available to them before this Meeting and in accordance with the corresponding regulatory period; (ii) To approve the Statement of Comprehensive Income, the Statement of Comprehensive Financial Position, the Statement of Comprehensive Changes in Equity, the Statement of Comprehensive Cash Flow and the notes to Financial Statements as submitted by the Board of Directors; (iii) To approve the Annual Report as submitted by the Board of Directors; (iv) To approve the separated Financial Statements and the separated notes to the Financial Statements as submitted by the Board of Directors; (v) To approve the Audit Reports and the Company’s Supervisory Committee Report corresponding to the fiscal year ended December 31, 2017; (vi) To approve the additional information in accordance with Section 62, Listing Rules of Merval and with Section 12, Chapter III, Title IV of the Argentine Securities Commission Regulations (hereinafter, “CNV Regulations”) and the information review required by CNV Regulations as submitted by the Board of Directors; and (vii) To authorize the Board to accept possible amendments that regulatory agencies may require, as long as such amendments are not rejected by the Supervisory Committee or the Certifying Accountant. The motion of shareholder Proener S.A.U. is put to vote. Shareholder Citibank´s proxy takes the floor and states that it issues 239,121,940 votes in favor of Proener S.A.U.’s motion and that it refrains from issuing 6,399,380 votes. Therefore, and after short deliberation, the proposal of Proener S.A.U.’s proxy is approved by unanimous eligible votes. Next, the third item on the Agenda is submitted to the Shareholders for consideration.

3) CONSIDERATION OF THE INCOME (LOSS) FOR THE FISCAL YEAR AND THE REMAINING RETAINED EARNINGS AND THE BOARD OF DIRECTORS’ PROPOSAL, WHICH CONSISTS OF INCREASING BALANCE OF THE LEGAL RESERVE BY PS. 149,624 THOUSAND, ALLOCATING PS. 0.70 PER SHARE FOR THE PAYMENT OF DIVIDENDS, ALLOCATING THE REMAINDER OF THE INCOME FOR THE FISCAL YEAR TO INCREASE THE VOLUNTARY RESERVE SO AS TO INCREASE THE COMPANY’S SOLVENCY BY PS. 2,293,606 THOUSAND. Mr. Chairman takes the floor and informs those present that the fiscal year ended December 31, 2017 showed a net income of Ps. 3,507,795 thousand. Pursuant to the Argentine Companies Law and the CNV Regulations, it is necessary to allocate to the legal reserve a minimum amount of 5% of the income for the fiscal year, plus or less the adjustments of previous fiscal years, transferences from comprehensive income to retained earnings and before losses are absorbed until it reaches 20% of the capital stock plus the balance of capital adjustment account. The floor is given to shareholders so that they can make the proposals they consider appropriate to treat the income for the period. Afterwards, Shareholder Proener S.A.U.’s proxy takes the floor and proposes the following: a) to increase the legal reserve by Ps. 149,624 thousand; b) to allocate Ps. 0.70 per share for the payment of dividends, establishing the availability date to shareholders on May 9, 2018 (hereinafter, “Availability date”), and delegating to the Company’s Board of Directors the powers to determine the conditions and to take the measures that are considered convenient and/or necessary to implement such distribution. When appropriate, the amounts paid promptly by the Company in its capacity as Responsible Substitute for Tax on Personal Assets shall be deducted. And c) to allocate the remaining balance of the income for the fiscal year, together with the accumulated income for the period, to increase the voluntary reserve so as to increase the Company’s solvency by Ps. 2,293,606 thousand. In addition, it was decided to pay the personnel’s profit-sharing bonus pursuant to Section 33 of the Bylaws for the amount of Ps. 17,504,889.90, according to the reserves. The motion is put to vote. Shareholder Citibank’s proxy takes the floor and states that it issues 245,434,200 votes in favor of Proener S.A.U.’s motion and that it refrains from issuing 87,120 votes. Afterwards, the Proxy of shareholder Argentine Government- Ministry of Energy and Public Finance takes the floor and states that regarding Proener S.A.U.’s proposal, it a) votes in favor and approves increasing the legal reserve of the Company, as well as increasing the voluntary reserve; and b) it refrains from voting on dividend distribution and on the payment of the personnel’s profit-sharing bonus. Afterwards, the Proxy of shareholder ANSES FGS Law no. 26,425 states that it approves Proener S.A.U.’s motion, refraining from voting on the payment of the personnel’s profit-sharing bonus. Therefore, and after short deliberation, the proposal of Proener S.A.U. is approved by unanimous eligible votes. Next, the fourth item on the Agenda is submitted to the Shareholders for consideration. 4) CONSIDERATION OF THE PERFORMANCE OF THE COMPANY’S BOARD OF DIRECTORS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2017. Shareholder Proener S.A.U.’s proxy takes the floor and proposes to approve the performance of the Company’s Board of Directors until the date of this Meeting. The motion is put to vote. Afterwards, the Proxy of Citibank states that it issues 245,178,400 votes in favor of Proener S.A.U.’s motion and that it refrains from issuing 342,920 votes. Therefore, and after short deliberation, the proposal of Proener S.A.U. is approved by unanimous eligible votes. Gonzalo PERES MOORES, Jorge BLEDEL, Juan Carlos CASAS and Marcelo SUVÁ withheld their votes regarding their own performance. Next, Mr. Chairman submits to the shareholders the fifth item on the Agenda for consideration.

5) CONSIDERATION OF THE PERFORMANCE OF THE COMPANY’S SUPERVISORY COMMITTEE DURING THE FISCAL YEAR ENDED DECEMBER 31, 2017. Shareholder Proener S.A.U.’s proxy takes the floor and proposes to approve the performance of the Supervisory Committee until the date of this Meeting. The motion is put to vote. Afterwards, Shareholder Citibank’s proxy states that regarding Proener S.A.U.’s proposal, it issues 245,177,900 votes in favor; 500 negative votes; and that is refrains from issuing 342,920 votes. Furthermore, the Proxy of shareholder Argentine Government- Ministry of Energy and Public Finance states it refrains from voting on the motion put to vote. Therefore, and after short deliberation, the proposal of Proener S.A.U.’s proxy is approved by the majority of eligible votes. Next, the sixth item on the Agenda is submitted to the Shareholders for consideration. 6) CONSIDERATION OF THE REMUNERATION TO THE COMPANY’S BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017 WITH DUE REGARD TO THE LIMITATIONS IN CONNECTION WITH THE COMPANY’S NET INCOME PURSUANT TO SECTION 261 OF LAW No. 19550 AND THE ARGENTINE SECURITIES COMMISSION RULES. CONSIDERATION OF THE ADVANCE PAYMENT OF DIRECTORS’ FEES FOR THE FISCAL YEAR TO END DECEMBER 31, 2018. Mr. Chairman takes the floor and states that in accordance with what was considered in the Board of Directors’ meeting on March 12, 2018, the Company’s Board of Directors proposes shareholders to confirm the advance payment of directors’ fees for the fiscal year ended December 31, 2017 for the total amount of Ps. 3,184,660.13 in view of their capacity and professional reputation. Moreover, it proposes shareholders to authorize the members of the Board of Directors to continue receiving fees’ advance payment during this fiscal year ad referendum of its subsequent approval at Shareholders Meeting. Proener S.A.U.’s proxy takes the floor and proposes the following: (i) To approve the remuneration of the Directors for the fiscal year ended December 31, 2017, confirming the advance payment received, for the amount of Ps. 3,184,660.13 in view of their capacity and professional reputation and in accordance with the following details: Miguel DODERO $330,000; Miguel Ángel ESCASANY $30,000; Cristian LÓPEZ SAUBIDET $300,000; Gustavo NAGEL $30,000; Osvaldo Arturo RECA $330,000; Guillermo RECA $30,000; Gonzalo TANOIRA $30,000; Bernardo VELAR DE IRIGOYEN $34,660.13; Juan José SALAS $330,000; Gonzalo Alejandro PÉRÈS MOORE $150,000; Mario Luis ESPADA $300,000; Jorge Carlos BLEDEL $90,000, Gonzalo SUNDBLAD $300,000; Rufino ESCASANY $300,000; Jorge Eduardo VILLEGAS $300,000 and Liliana Amelia MURISI $300,000, thanking at last the resignations submitted by the remaining Directors; and ii) to authorize the members of the Board of Directors and of the Audit Committee to receive advance payment ad referendum of the next Shareholders Meeting, which meeting shall consider the annual Financial Statements for the fiscal year 2018. Proener S.A.U.’s motion is put to vote. Afterwards, Citibank’s proxy states that regarding Proener S.A.U.’s proposal, it issues 202,580,070 votes in favor; 12,995,610 negative votes; and that it refrains from issuing 29,945,640 votes. Therefore, and after short deliberation, the proposal of Proener S.A.U.’s proxy is approved by the majority of eligible votes. Next, the seventh item on the Agenda is submitted to the Shareholders for consideration.

7) CONSIDERATION OF THE REMUNERATION TO THE COMPANY’S SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017 AND THE FEES’ REGIME FOR THE FISCAL YEAR TO END DECEMBER 31, 2018. Shareholder Proener S.A.U.’s proxy takes the floor and proposes the following: i) the approval of the remuneration of the members of the Supervisory Committee for the fiscal year ended December 31, 2017, confirming the advance payments received, for the amount of Ps. 400,000, in accordance with the following details: Marcelino DIEZ $125,000; Carlos César HALLADJIAN $125,000; Eduardo Antonio EROSA $137,500 and Carlos Adolfo ZLOTNITZKY $12,500; and ii) to authorize the members of the Supervisory Committee to receive advance payment ad referendum of the next Shareholders Meeting, which meeting shall consider the annual Financial Statements for the fiscal year 2018. Proener S.A.U.’s motion is put to vote. Afterwards, Citibank’s proxy states that regarding Proener S.A.U.’s proposal, it issues 202,580,070 votes in favor; 12,995,610 negative votes; and that it refrains from issuing 29,945,640 votes. Therefore, and after short deliberation, the proposal of Proener S.A.U.’s proxy is approved by the majority of eligible votes. Next, Mr. Chairman submits to Shareholders the seventh item on the Agenda for consideration. 8) DETERMINATION OF THE NUMBER OF ALTERNATE DIRECTORS AND, APPOINTMENT OF DIRECTORS AND ALTERNATE DIRECTORS. CONSIDERATION OF THE CONTINUITY OF THE CURRENT CHAIRMAN UNTIL THE APPOINTMENT TO BE MADE BY THE COMPANY’S BOARD OF DIRECTORS. In this regard, Mr. Chairman informs that in accordance with Section 17 of the Company’s Bylaws, the direction and management of the Company shall be in charge of a Board of Directors composed of 11 (eleven) directors and the same or lower number of alternate directors. Regard being had to the foregoing, it is necessary to determine the number of alternate Directors for the fiscal year 2018. Afterwards, the Proener S.A.U.’s proxy takes the floor, proposes and votes for the number of Alternate Directors for the current fiscal year to be fixed in 11 (eleven). The motion is put to vote. Afterwards, Shareholder Citibank’s proxy states that regarding Proener S.A.U.’s proposal, it issues 166,633,910 votes in favor; 39,853,210 negative votes; and that it refrains from issuing 39,034,200 votes. Then, the proxy of shareholder ANSES FGS Law no. 26425 states it refrains from voting on the proposed motion. Therefore, and after short deliberation, the proposal of Proener S.A.U.’s proxy is approved by a majority of eligible votes. After fixing the number of Alternate Directors for the fiscal year 2018, it is necessary to appoint Directors and Alternate Directors for the fiscal year to end December 31, 2018 on the grounds of the expiration of all terms in office. Moreover, Mr. Chairman puts on record that in order to appoint the members of the Board of Directors, which shall take place subsequently, the provisions of Section 109 of Law no. 26831, Section 16 and related sections of Chapter III, Title II of CNV Regulations must be taken into account, regarding the independent character that most of the members of the Company’s Supervisory Committee must bear. Moreover, it informs that shareholder ARGENTINE GOVERNMENT- MINISTRY OF ENERGY AND PUBLIC FINANCES, has duly notified the Company on its decision to vote through cumulative vote on the election of Directors and Statutory Auditors, regarding its 124,949,112 book-entry common shares carrying 1 (one) vote each. For this reason, it informs shareholders present that they are all entitled to cumulative voting in the election of up to one third of the vacancies to be filled in the Board of Directors. The amount of votes that would correspond to each shareholder should they decide to exercise their right to vote through the cumulative voting system in the appointment of directors is as follows:

SHAREHOLDERS – CUMULATIVE VOTING
CITIBANK N.A.- CENTRAL PUERTO S.A.	2,700,734,520
PLUSENER S.A.	1,738,813,824
ARGENTINE GOVERNMENT- MINISTRY	1,374,440,232
RECA GUILLERMO PABLO	1,354,053,294
ESCASANY EDUARDO JOSE	852,191,043
PROVINCE OF NEUQUÉN	687,220,160
CAPUTO NICOLAS MARTIN and/or LHEZ AGUSTINA and/or CAPUTO SONIA MARIA	618,839,144
RECA GUILLERMO PABLO and/or ALTGELT PATRICIA	584,428,570
CAPUTO SEBASTIAN LUIS and/or CAPUTO MARCOS and/or OLIVERA MARIA VERONICA and/or CAPUTO MATIAS and/or CAPUTO MARIA CANDELARIA and/or CAPUTO MILAGROS MARIA and/or CAPUTO FATIMA MARIA	568,542,337
CAPUTO JORGE ANTONIO NICOLAS and/or BIAGI MARTA MARIA and/or CAPUTO TOMAS JORGE	519,358,664
ANSES FGS Law no. 26425	307,919,040
CANTOMI URUGUAY SA	185,854,735
CAPUTO MONICA MARIA	165,429,616
PERES MOORE GONZALO ALEJANDRO	145,298,384
CASAS JUAN CARLOS MARTIN	139,086,200
BLEDEL JORGE CARLOS	138,882,128
POLINTER SA	109,734,427
PROENER S.A.U.	97,370,328
VAZQUEZ ROBERTO GUSTAVO	94,418,808
RUETE ENRIQUE WILFREDO	76,394,736
BONCAMPO S.A	69,201,506
MALBRAN JOSE MARIA ALEJANDRO RAMON	66,000,000
MASTERSON CHRISTOPHER MARY	64,591,296
ORTIZ MASLLORENS JOSE MANUEL and/or VALLS FLORENCIA MARIA	48,672,569
FITTE MARIA INES	46,519,748
DE LA FUENTE FACUNDO	46,519,748
CAPUTO ANGELES MARIA	43,734,031
MIGUENS MARIA LUISA BARBARA	41,036,094
MIGUENS CRISTINA TERESA	33,179,465
BROOK CECILIA RUTH	25,460,600
MALBRAN JOSE MARIA ALEJANDRO RAMON	23,375,000
VERSTRAETEN FRANCISCO JAVIER and/or FARSETTI CAROLINA CECILIA	19,690,000
SUVA MARCELO ATILIO and/or KEMP ELENA MARIA	16,500,000
DE ELIA MARCELO	13,474,725
VERSTRAETEN CHRISTIAN ANTONIO	11,000,000
VERSTRAETEN ASTRID MARIA	11,000,000
VAZQUEZ JUAN JOSE	5,500,000
CINCO VIENTOS URUGUAY SA	1,594,461
TANOIRA GONZALO	683,342
HERNANDEZ LAUTARO LUIS and/or VENTURA MAGALI ANGELICA	275,000
SAILING S.A.	107,030
PESTARINO LUCIANO GUILLERMO	105,919
SCARLATO ALBERTO JOSE and/or GELOSO NELIDA NOEMI	11,000
ALLENDE GOYTIA ALEJANDRO	4,840
MELNIKOV VLADIMIR	1,100
MELNIKOV MAXIM	1,100
BRIK DAMIAN ROBERTO and/or SANTA MARIA MELINA GISELLE LARA	110
MAAS MARTIN DANIEL	11

Afterwards, Mr. Chairman asks shareholders to inform who will exercise their right to cumulative vote for the election of directors, understanding that the rest will vote through the ordinary system. Then, the proxies of Argentine Government- Ministry of Energy and Public Finance; Plusener S.A.; Cantomi Uruguay S.A.; Eduardo José Escasany; Polinter S.A.; Province of Neuquén; Jorge Carlos Bledel; Juan Carlos Casas; Boncampo S.A.; Enrique Wilfredo Ruete; and José Manuel Ortiz Mallorens state that each of them will also exercise their right to elect directors through cumulative vote. In this regard, it is informed that the amount of ordinary votes amounts to 693,341,575. In order to elect directors, Mr. Chairman states that those shareholders that decided to vote through the ordinary system shall vote first by proposing and voting candidates regarding the 2/3 (two thirds) of the vacancies to be elected through the ordinary system; i.e., 8 directors and 8 alternate directors, as well as the remaining 1/3 (one third) of the vacancies; i.e., 3 directors and 3 alternate directors, which will compete with the candidates proposed by the those shareholders that stated their intention to exercise their right to cumulative vote. Regarding these last vacancies, both shareholders voting through the ordinary system and those with cumulative right will compete. In this regard, Mr. Chairman asks shareholders voting through the ordinary system to make their motions. Afterwards, Shareholder Proener S.A.U.’s proxy proposes a) to appoint the following as Directors of the Company: Osvaldo Arturo RECA, Miguel DODERO, Oscar GOSIO, Juan José SALAS, Diego Gustavo PETRACCI, Tomás PERES, Tomás José WHITE, Jorge An’bal RAUBER, Cristián LÓPEZ SAUBIDET, Jorge Eduardo VILLEGAS and Liliana MURISI; and b) to appoint the following as Alternate Directors of the Company: Marcelo Atilio SUVA, Justo Pedro SAENZ, Adrián Gustavo SALVATORE, Javier Alejandro TORRE, Rubén Omar LÓPEZ, Mauricio GUILLANI, Gonzalo Enrique BALLESTER, José Luis MOREA, Juan Pablo GAUNA OTERO, Diego Federico CERDEIRO and Pablo Javier VEGA. The first 8 (eight) mentioned to fill the vacancies corresponding to 2/3 to be appointed by the ordinary system, and the last 3 (three) for the remaining 1/3 (these last ones will compete with the vacancies to be appointed through cumulative system). Moreover, he states that Osvaldo Arturo RECA, Tomás PERES, Cristián LÓPEZ SAUBIDET, Jorge An’bal RAUBER, Marcelo Atilio SUVA, Justo Pedro SAENZ, Adrián Gustavo SALVATORE, Javier Alejandro TORRE, Rubén Omar LÓPEZ and Juan Pablo GAUNA OTERO are not independent, and that Miguel DODERO, Oscar Luis GOSIO, Juan SALAS, Diego Gustavo PETRACCHI, Tomás José WHITE, Jorge Eduardo VILLEGAS, Liliana Amelia MURISI, Mauricio GUILLANI, Gonzalo Enrique BALLESTER, José Luis MOREA, Diego Federico CERDEIRO and Pablo Javier VEGA are independent pursuant to the provisions of Section 11, Chapter III, Title II of the CNV Regulations. He also informs that in accordance with CNV Regulations, the above mentioned candidates have stated that they support the adoption of a Corporate Governance Code aimed at implementing certain practices of good governance, which are considered as a protection instrument for shareholders and third parties in general. The motion is put to vote with respect to those shareholders that decided to vote through the ordinary system vote. Afterwards, Citibank’s proxy states that regarding Proener S.A.’s proposal, it issues 166,633,910 votes in favor and 39,853,210 negative votes. Moreover, it refrains from issuing 39,034,200 votes. The Proxy of ANSES FGS Law no. 26425 takes the floor and promptly states that it shall accompany the motion of Argentine Government- Ministry of Energy and Public Finance, assigning to that effect its ordinary votes. Mr. Chairman takes the floor and informs that the amount of votes assigned to the candidates proposed by Proener S.A.U, under the above stated system, is as follows:

	DIRECTORS	ALTERNATE DIRECTORS	ORDINARY VOTES
1.	Osvaldo Arturo RECA (ID 10,176,569)	Marcelo Atilio SUVA (ID 5,081,825)	586,461,525
2.	Miguel DODERO (ID 11,450,697)	Justo Pedro SAENZ (ID 11,959,191)	586,461,525
3.	Oscar Luis GOSIO (ID 11,045,501)	Adrián Gustavo SALVATORE (ID 18,403,083)	586,461,525
4.	Juan SALAS (ID 13,909,724)	Javier Alejandro TORRE (ID 18,089,213)	586,461,525
5.	Diego Gustavo PETRACCHI (ID 22,847,770)	Rubén Omar LÓPEZ (ID 16,900,928)	586,461,525
6.	Tomás PERES (ID 92,822,329)	Oscar Mauricio GUILLANI (ID 17,255,829)	586,461,525
7.	Tomás José WHITE (ID 12,946,343)	Gonzalo Enrique BALLESTER (ID 10,795,590)	586,461,525
8.	Jorge An’bal RAUBER (ID 20,605,997)	José Luis MOREA (ID 11,773,041)	586,461,525
9.	Cristián LÓPEZ SAUBIDET (ID 24,205,781)	Juan Pablo GAUNA OTERO (ID 25,018,101)	586,461,525
10.	Jorge Eduardo VILLEGAS (ID 7,621,383)	Diego Federico CERDEIRO (ID 25,248,554)	586,461,525
11.	Liliana Amelia MURISI (ID 17,885,026)	Pablo Javier VEGA (ID 23,001,041)	586,461,525

Mr. Chairman continues taking the floor and informs that the voting through cumulative system is commenced. For such reason, he asks shareholders voting through the cumulative system to state a) their candidates and their respective alternates, b) the votes they will assign to each candidate and to their respective alternates, and c) their independent or non-independent condition. As shareholder Argentine Government- Ministry of Energy and Public Finances has previously communicated its decision to exercise its right to cumulative vote, Mr. Chairman gives the floor to its proxy. The Proxy of Argentine Government- Ministry of Energy and Public Finances takes the floor, proposes and votes to appoint Mario Espada and Pablo Hourbeigt director and alternate director respectively, assigning to such effect 1,374,440,232 votes. Moreover, he states that Espada and Hourbeigt are independent pursuant to Section 11, Chapter III, Title II of CNV Regulations. The proxy of ANSES FGS Law no. 26425 takes the floor and states that he supports the Argentine Government- Ministry of Energy and Public Finances’ motion, assigning to such effect 27,992,640 ordinary votes. Afterwards, Shareholder Proener S.A.U.’s proxy takes the floor, who proposes and decides to assign 1,738,813,824 votes to appoint Cristián LÓPEZ SAUBIDET and Juan Pablo GAUNA OTERO director and alternate director respectively. Then, shareholder Eduardo Escasany’s proxy takes the floor, proposes and assigns 852,191,043 votes to the appointment of Jorge Eduardo VILLEGAS and Diego Federico CERDEIRO as director and alternate director respectively. The Proxy of shareholder Cantomi Uruguay S.A. takes the floor, proposes and assigns 185,854,735 votes to the appointment of Jorge Eduardo VILLEGAS and Diego Federico CERDEIRO as director and alternate director respectively. Afterwards, Shareholder Polinter S.A.’s proxy takes the floor, proposes and assigns 109,734,427 votes to appoint Jorge Eduardo VILLEGAS and Diego Federico CERDEIRO as director and alternate director respectively. Then, the proxy of Province of Neuquén proposes and assigns 687,220,160 votes to appoint Liliana Amelia MURISI and Pablo Javier VEGA as director and alternate director respectively. Afterwards, the proxy of shareholders Jorge Carlos Bledel and Juan Carlos Casas takes the floor, proposes and assigns a) 139,086,200 votes of shareholder Juan Carlos CASAS, and b) 138,882,128 votes of shareholder Jorge BLEDEL; i.e., a total of 277,968,328 votes to the appointment of Liliana Amelia MURISI and Pablo Javier VEGA as director and alternate director respectively. Finally, the Proxy of shareholders Boncampo S.A., Enrique Wilfredo Ruete and José Manuel Ort’z Masllorens proposes and assigns a) 69,201,506 votes of shareholder BONCAMPO, b) 76,394,736 votes of shareholder Enrique Wilfredo RUETE, and c) 48,672,569 votes of shareholder José Manuel ORTÍZ MASLLORENS; i.e., a total of 194,268,811 votes to the appointment of Liliana Amelia MURISI and Pablo Javier VEGA as director and alternate director respectively. Then, Mr. Chairman informs those present the total amount of votes received by each of the candidates so as to determine 1/3 of the vacancies:

No.	Candidate and alternate candidate	Ordinary votes	Cumulative votes	Total votes
1	Director candidate: Cristián López Saubidet Alternate director candidate: Juan Pablo Gauna Otero	586,461,525	1,738,813,824	2,325,275,349
2	Director candidate: Liliana Amelia Murisi Alternate director candidate: Pablo Javier VEGA	586,461,525	1,159,457,299	1,745,918,824
3	Director candidate: Jorge Eduardo Villegas Alternate director candidate: Diego Federico Cerdeiro	586,461,525	1,147,780,205	1,734,241,730
4,	Director candidate: Mario Espada Alternate director candidate: Pablo Hourbeigt	27,992,640	1,374,440,232	1,402,432,872

In accordance with the aforementioned, it is informed that regarding the filling of the third part of the Board of Directors in which shareholders voting through the ordinary system competed with shareholders voting through cumulative system, the following candidates were elected Directors and Alternate Directors. Directors: Cristián López SAUBIDET, Jorge Eduardo VILLEGAS, Liliana Amelia MURISI. Alternate Directors: Juan Pablo GAUNA OTERO, Diego Federico CERDEIRO and Pablo Javier VEGA. Subsequently, and as consequence of the above mentioned, the appointed new Board of Directors is as follows:

	DIRECTORS	ALTERNATE DIRECTORS
1.	Osvaldo Arturo RECA (ID 10,176,569)	Marcelo Atilio SUVA (ID 5,081,825)
2.	Miguel DODERO (ID 11,450,697)	Justo Pedro SAENZ (ID 11,959,191)
3.	Oscar Luis GOSIO (ID 11,045,501)	Adrián Gustavo SALVATORE (ID 18,403,083)
4.	Juan SALAS (ID 13,909,724)	Javier Alejandro TORRE (ID 18,089,213)
5.	Diego Gustavo PETRACCHI (ID 22,847,770)	Rubén Omar LÓPEZ (ID 16,900,928)
6.	Tomás PERES (ID 92,822,329)	Oscar Mauricio GUILLANI (ID 17,255,829)
7.	Tomás José WHITE (ID 12,946,343)	Gonzalo Enrique BALLESTER (ID 10,795,590)
8.	Jorge An’bal RAUBER (ID 20,605,997)	José Luis MOREA (ID 11,773,041)
9.	Cristián LÓPEZ SAUBIDET (ID 24,205,781)	Juan Pablo GAUNA OTERO (ID 25,018,101)
10.	Jorge Eduardo VILLEGAS (ID 7,621,383)	Diego Federico CERDEIRO (ID 25,248,554)
11.	Liliana Amelia MURISI (ID 17,885,026)	Pablo Javier VEGA (ID 23,001,041)

Finally and regarding the continuity of the current Chairman until the appointment to be made by the Company’s Board of Directors, Mr. Chairman informs those present that such is inadmissible since he will no longer be a member of the Board of Directors. Therefore, the Chairman of the Company will be elected by the new Board of Directors in their next meeting. Afterwards, the ninth item on the Agenda was submitted for consideration. 9) APPOINTMENT OF THE MEMBERS AND ALTERNATE MEMBERS OF THE COMPANY’S SUPERVISORY COMMITTEE FOR THE FISCAL YEAR TO END DECEMBER 31, 2018. Mr. Chairman takes the floor and informs that pursuant to the Bylaws in force, the Supervisory Committee must be composed of 3 (three) members and 3 (three) alternate members, which shall be appointed by the only class of shares of the Company. He informs that in order to appoint the members of the Supervisory Committee, the provisions of Section 79 of the Capital Markets Act no. 26831 and Section 12 of Chapter III, Title II and Chapter I, Tittle XII of CNV Regulations must be taken into account. Moreover, as it is stated in the previous item of the Agenda, the Argentine Government has notified the Company on its decision to vote through cumulative vote on the election of Statutory Auditors. For this reason, Mr. Chairman informs shareholders present they are entitled to cumulative vote in the election of up to one third of the vacancies to be filled in the Supervisory Committee. So as to proceed to the election of the members of the Supervisory Committee and taking into account that the Argentine Government has communicated its intention to vote through the cumulative voting system, the amount of votes that would correspond to each shareholder should they decide to exercise their right to vote through the cumulative voting system in the appointment of statutory auditors is as follows:

SHAREHOLDERS – CUMULATIVE VOTES
CITIBANK N.A.- CENTRAL PUERTO S.A.	736,563,960
PLUSENER S.A.	474,221,952
ARGENTINE GOVERNMENT – MINISTRY	374,847,336
RECA GUILLERMO PABLO	369,287,262
ESCASANY EDUARDO JOSE	232,415,739
PROVINCE OF NEUQUEN	187,423,680
CAPUTO NICOLAS MARTIN and/or LHEZ AGUSTINA and/or CAPUTO SONIA MARIA	168,774,312
RECA GUILLERMO PABLO and/or ALTGELT PATRICIA	159,389,610
CAPUTO SEBASTIAN LUIS and/or CAPUTO MARCOS and/or OLIVERA MARIA	155,057,001
CAPUTO JORGE ANTONIO NICOLAS and/or BIAGI MARTA MARIA	141,643,272
ANSES FGS Law no. 26425	83,977,920
CANTOMI URUGUAY SA	50,687,655
CAPUTO MONICA MARIA	45,117,168
PERES MOORE GONZALO ALEJANDRO	39,626,832
CASAS JUAN CARLOS MARTIN	37,932,600
BLEDEL JORGE CARLOS	37,876,944
POLINTER SA	29,927,571
PROENER S.A.U.	26,555,544
VAZQUEZ ROBERTO GUSTAVO	25,750,584
RUETE ENRIQUE WILFREDO	20,834,928
BONCAMPO S.A.	18,873,138
MALBRAN JOSE MARIA ALEJANDRO RAMON	18,000,000
MASTERSON CHRISTOPHER MARY	17,615,808
ORTIZ MASLLORENS JOSE MANUEL and/or VALLS FLORENCIA MARIA	13,274,337
FITTE MARIA INES	12,687,204
DE LA FUENTE FACUNDO	12,687,204
CAPUTO ANGELES MARIA	11,927,463
MIGUENS MARIA LUISA BARBARA	11,191,662
MIGUENS CRISTINA TERESA	9,048,945
BROOK CECILIA RUTH	6,943,800
MALBRAN JOSE MARIA ALEJANDRO RAMON	6,375,000
VERSTRAETEN FRANCISCO JAVIER and/or FARSETTI CAROLINA CECILIA	5,370,000
SUVA MARCELO ATILIO and/or KEMP ELENA MARIA	4,500,000
DE ELIA MARCELO	3,674,925
VERSTRAETEN CHRISTIAN ANTONIO	3,000,000
VERSTRAETEN ASTRID MARIA	3,000,000
VAZQUEZ JUAN JOSE	1,500,000
CINCO VIENTOS URUGUAY SA	434,853
TANOIRA GONZALO	186,366
HERNANDEZ LAUTARO LUIS and/or VENTURA MAGALI ANGELICA	75,000
SAILING S.A.	29,190
PESTARINO LUCIANO GUILLERMO	28,887
SCARLATO ALBERTO JOSE and/or GELOSO NELIDA NOEMI	3,000
ALLENDE GOYTIA ALEJANDRO	1,320
MELNIKOV VLADIMIR	300
MELNIKOV MAXIM	300
BRIK DAMIAN ROBERTO and/or SANTA MARIA MELINA GISELLE LARA	30
MAAS MARTIN DANIEL	3

Afterwards, Mr. Chairman asks shareholders to inform who will exercise their right to cumulative vote on the election of statutory auditors, understanding that the rest will vote through the common system. Silence shall imply they will vote through the ordinary system. The proxy of Argentine Government- Ministry of Energy and Public Finance states it will exercise the right to elect statutory auditors through cumulative vote. In order to elect statutory auditors, Mr. Chairman states that those shareholders that decided to vote through the ordinary system shall vote first by proposing and voting candidates regarding the 2/3 (two thirds) of the vacancies to be elected through the ordinary system; i.e., 2 statutory auditors and 2 alternate statutory auditors, as well as the remaining 1/3 (one third) of the vacancies; i.e., 1 statutory auditor and 1 alternate statutory auditor, which shall compete with the candidates proposed by the those shareholders that stated their intention to exercise their right to cumulative vote. In this regard, Mr. Chairman asks shareholders voting through the ordinary vote system to make their proposals. The proxy of shareholder Proener S.A.U., who proposes and votes to appoint Carlos Cesar Adolfo HALLADJIAN and Eduardo Antonio EROSA as statutory auditors and Carlos Adolfo ZLOTNITZKI and Horacio Ricardo EROSA as alternate statutory auditors to fill the 2/3 (two thirds) of the vacancies to be filled through the ordinary system, and Juan Antonio NICHOLSON as statutory auditor and Lucas NICHOLSON as alternate statutory auditor for the remaining 1/3 (one third) (these last ones will compete for the vacancies to be appointed through the cumulative system). Moreover, all candidates are independent pursuant to Section 79 of the Capital Markets Act no. 26831 and pursuant to Section 12, Chapter III, Title II and IV of Chapter I, Title XII, CNV Regulations. Afterwards, those that decided they would exercise their right to vote through the ordinary system vote. The proxy of Citibank states that regarding Proener S.A.’s proposal, it issues 204,604,690 votes in favor and 10,970,990 negative votes. In addition, it refrains from issuing 29,945,640 votes. The proxy of ANSES FGS Law no. 26425 states that it will promptly support the Argentine Government- Ministry of Energy and Public Finances’ motion by assigning to such effect its ordinary votes. Mr. Chairman takes note of the amount of votes assigned to the candidates proposed by shareholder Proener S.A.U. under the indicated system as follows:

	STATUTORY AUDITOR	ALTERNATE STATUTORY AUDITOR	ORDINARY VOTES
1.	Carlos Cesar HALLADJIAN (ID 25,636,999)	Carlos Adolfo ZLOTNITZKY (ID 28,425,172)	992,255,153
2.	Eduardo Antonio EROSA (ID 12,840,773)	Horacio Ricardo EROSA (ID 14,809,343)	992,255,153
3.	Juan Antonio Nicholson (ID 7,602,669)	Lucas Nicholson (ID 32,151,298)	992,255,153

Subsequently and in accordance with the above mentioned, Mr. Chairman commences the voting through cumulative system. For such reason, he asks shareholders voting through the cumulative system to state a) their candidates and their respective alternates and b) the votes they will assign to each candidate and to their respective alternates. As shareholder Argentine Government- Ministry of Energy and Public Finances has previously communicated its decision to exercise its right to cumulative vote, Mr. Chairman gives the floor to it. The proxy of Argentine Government- Ministry of Energy and Public Finances takes the floor, proposes and votes to appoint Alejandro Mario Roisentul Wuilliams and Claudia Inés Ciciliano statutory auditor and alternate statutory auditor respectively, assigning to such effect 374,847,336 votes. Moreover, he states that Roisentul Wuilliams are Ciciliano are independent pursuant to Section 11, Chapter III, Title II of CNV Regulations. The proxy of ANSES FGS Law no. 26425 takes the floor and states that he supports the Argentine Government- Ministry of Energy and Public Finances’ motion, assigning to such effect 27,992,640 ordinary votes. Then, Mr. Chairman informs the present the total amount of votes received by each of the candidates so as to determine 1/3 of the vacancies:

No.	Statutory auditor candidate and Alternate statutory auditor candidate	Ordinary votes	Cumulative votes	Total votes
1	Statutory auditor candidate: Juan Antonio NICHOLSON Alternate statutory auditor candidate: Lucas NICHOLSON	992,255,153	---	992,255,153
2	Statutory auditor candidate: Alejandro Mario ROISENTUL WUILLIAMS Alternate statutory auditor candidate: Claudia Inés CICILIANO	27,992,640	374,847,336	402,839,976

In accordance with this, it is informed that regarding the filling of the 1/3 (third part) of the Supervisory Committee in which shareholders voting through the ordinary system compete with shareholders voting through cumulative system, the following candidates were elected Statutory Auditor and Alternate Statutory Auditor: Juan Antonio NICHOLSON and Lucas NICHOLSON. Subsequently, and as consequence of the above mentioned, the appointed new Supervisory Committee is as follows:

STATUTORY AUDITOR	ALTERNATE STATUTORY AUDITOR
Carlos Cesar HALLADJIAN (ID25,636,999)	Carlos Adolfo ZLOTNITZKY (ID 28,425,172)
Eduardo Antonio EROSA (ID 12,840,773)	Horacio Ricardo EROSA (ID 14,809,343)
Juan Antonio NICHOLSON ID 7,602,669)	Lucas NICHOLSON (ID 32,151,298)

Afterwards, the tenth item on the Agenda was submitted for consideration. 10) CONSIDERATION OF THE COMPANY’S CERTIFYING ACCOUNTANT’S FEES WITH RESPECT TO THE ANNUAL ACCOUNTING DOCUMENTS FOR THE FISCAL YEAR 2017. Shareholder Proener S.A.U.’s proxy, who proposes and votes to approve, together as a whole with the proposal made by the Company’s Board of Directors at its meeting dated March 12, 2018, the amount of Ps. 10,246,670 for audit and other related services and Ps. 444,638 for tax services in payment of the certifying accountant’s fees (audit services and related services) corresponding to the annual accounting documents for the fiscal year ended December 31, 2017. Moreover, it is put on record that the Company’s Audit Committee has given its positive opinion on the reasonableness of such fees proposal. The proposal is put to vote. Afterwards, the proxy of shareholder Citibank issues 245,454,200 votes in favor of Proener S.A.U.’s motion and refrains from issuing 67,120 votes. The proxies of shareholders Argentine Government- Ministry of Energy and Public Finances and ANSES FGS Law no. 26425 vote against Proener S.A.U.’s proposal. Afterwards, and after a short debate, the Shareholder Proener S.A.U.’s Proxy motion was approved by the majority of eligible votes. The eleventh item on the Agenda was put to consideration. 11) APPOINTMENT OF THE CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR TO END DECEMBER 31, 2018 AND DETERMINATION OF ITS REMUNERATION. Shareholder Proener S.A.U.’s proxy takes the floor, proposes and votes a) the appointment of Pistrelli, Henry Martin y Asociados S.R.L. as accounting auditors for the fiscal year to end December 31, 2018 and the appointment of Germán Cantalupi (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 248, Page 60), partner of such firm, as Certifying Accountant; and the appointment of Ezequiel Calciati (Professional Council in Economic Sciences for the City of Buenos Aires, registered under Volume 163, Page 233) as Alternate Certifying Accountant of the mentioned financial statements; and b) the approval of the auditors’ remunerations corresponding to the fiscal year 2018 during the next Annual General Meeting. The motion of Proener S.A.U. was put to vote. Afterwards, the Proxy of Citibank states that regarding Proener S.A.U.’s proposal, it issues 235,151,330 votes in favor; 2,054,260 negative votes; and that it refrains from issuing 8,315,730 votes. Therefore, and after a short debate, the Shareholder Proener S.A.U.’s Proxy motion is approved by the majority of eligible votes. The twelfth item on the Agenda was put to consideration. 12) APPROVAL OF THE ANNUAL BUDGET FOR THE AUDIT COMMITTEE. In this regard, Mr. Chairman informs that in accordance with the last paragraph of Section 110 of Law no. 26831, the budget for the Audit Committee has to be assigned at the Shareholders’ Meeting of the Company. For such purpose, the powers and duties set for by the regulations and the legislation in force for such Committee must be taken into account. Afterwards, Proener S.A.U.’s proxy proposes and votes to assign a Ps. 100,000 budget for the functioning of the Audit Committee, which will enable the Committee to better develop the duties established by the regulations and legislation in force. The motion is put to vote. Then, Citibank’s proxy states that regarding Proener S.A.U.’s proposal, it issues 202,600,570 votes in favor; 12,995,110 votes against; and that it refrains from issuing 29,925,640 votes. Therefore, and after a short debate, the Shareholder Proener S.A.U.’s Proxy motion is approved by the majority of eligible votes. The thirteenth item on the Agenda was put to consideration.

13) RENEWAL OF THE POWER GRANTED TO THE BOARD OF DIRECTORS TO SET THE ISSUANCE PERIOD, AMOUNT, TERM AND ANY OTHER CONDITIONS FOR CLASS AND/OR SERIES OF THE COMPANY’S SIMPLE SHORT-TERM, MID-TERM AND LONG-TERM NEGOTIABLE OBLIGATIONS (NON-CONVERTIBLE INTO SHARES) UNDER THE COMPANY’S PROGRAM FOR A MAXIMUM AMOUNT OF UP TO US$ 1,000,000,000 (ONE BILLION U.S. DOLLARS) (OR ITS EQUIVALENT IN OTHER CURRENCIES); TO UPDATE THE PROSPECTUS OF THE PROGRAM, WITH POWERS TO DELEGATE SUCH POWER TO ONE OR MORE MEMBERS, OR TO ONE OR MORE MANAGERS OF THE COMPANY APPOINTED PURSUANT TO SECTION 270 OF LAW No. 19550. Shareholder Proener S.A.U.’ proxy takes the floor, proposes and votes the renewal of the power granted to the Board of Directors, pursuant to Section 9 of Law no. 23576, to (i) set the issuance period, amount, term and any other conditions for class and/or series of the company’s simple short-term, mid-term and long-term negotiable obligations (non-convertible into shares) under the company’s program for a maximum amount of up to US$ 1,000,000,000 (one billion U.S. Dollars) (or its equivalent in other currencies) authorized by Resolution no. 17812 dated September 9, 2015 of the Argentine Securities Commission of each of the series to be promptly issued and of the negotiable instruments to be issued under such program including, without limitation, the following: the price, form of placement and payment conditions, interest rate, the possibility of negotiable instruments being certified or book-entry, or under the form of a global certificate, whether they are registered or to bearer, issued in one or more classes and/or series, whether they are listed or traded in national and/or foreign stock markets or OTC, and any other characteristic that the Board of Directors may deem proper; (ii) take before the Argentine Securities Commission and/or similar proper foreign entities all the proceedings necessary in connection with the authorization of the Program or of the public offering of the negotiable instruments to be issued in such context; (iii) take before the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos S.A.), the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), the Electronic Open Market (Mercado Abierto Electrónico) and/or any other market authorized by the Argentine Securities Commission and/or securities foreign market all the proceedings to obtain listing and/or trading of the negotiable instruments issued in such context; (iv) in such case, the negotiation with the entity with which the corresponding Pricing Supplement was established, the terms and conditions (including the establishment of the fee for the service) so that it acts as payment agent and/or registry and, eventually, as global certificate depository; and (v) hiring one or more independent and different rating agencies for the classification of the Program and/or the series to issue under it. Moreover, Mr. Chairman proposes to authorize the Board of Directors to delegate in one o more members, in one o more managers of the Company pursuant to Section 270 of Law no. 19550 the powers mentioned in the previous paragraph. The motion is put to vote. Afterwards, Citibank’s proxy states that regarding Proener S.A.U.’s proposal, it issues 245,371,900 votes in favor, and that it refrains from issuing 149,420 votes. Moreover, Argentine Government- Ministry of Energy and Public Finances’ proxy takes the floor and states it withholds its vote regarding Proener S.A.U.’s motion. Therefore, and after a short debate, the Shareholder Proener S.A.U.’s Proxy motion is approved by unanimous eligible votes. The fourteenth item on the Agenda was put to consideration.

14) GRANTING OF AUTHORIZATIONS. Proener S.A.U.’s proxy takes the floor, proposes and votes to authorize Mr. Chairman and/or whom he may appoint, and/or José Manuel Pazos, Leonardo Marinaro, and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Francisco Cronshey and/or Christian Rodr’guez Montes and/or Mariano Luchetti and/or Nicolás Dulce and/or Mar’a Agustina Leppen and/or Mar’a Lucila Winschel and/or Verónica Apollonio and/or José Mar’a Bazan and/or Juan Barros Mos and/or Emilio Diaz Reynolds, so that any of them, individually and indistinctly, follow all the necessary procedures to file the decisions taken at the Meeting with the regulatory agencies, including without limitation, CNV, BYMA, MERVAL, Security Clearing House (Caja de Valores), the Argentine Business Entities Registry Office (Inspección General de Justicia (“IGJ”)) (pursuant to Section 37 of the General Resolution IGJ no. 7/2015), and before any other regulation agency, being able to sign all kinds of presentations and/or forms, legal notices, law publications in general, affidavits, receive and answer lawsuits, commence proceedings and take all the proceedings necessary to obtain the respective records and approvals. The motion is put to vote. Afterwards, Citibank’s proxy states that regarding Proener S.A.U.’s proposal, it issues 245,371,900 votes in favor, and that it refrains from issuing 149,420 votes. Moreover, Mr. Chairman informs that the motion of Proener S.A.U.’s proxy is approved by unanimous eligible votes. There being no further business to discuss, Mr. Chairman expressed his gratitude for the attendance of all present and the meeting was adjourned at 12.30 p.m.

In accordance with Title II, Chapter VIII, Section IV, Section 23, paragraph d) of CNV Regulations, the votes of Citibank, on its capacity as depositary, regarding each item are indicated below:

Item	Negative	In favor	Withheld
1	0	245,453,700	67,620
2	0	239,121,940	6,399,380
3	0	245,434,200	87,120
4	0	245,178,400	342,920
5	500	245,177,900	342,920
6	12,995,610	202,580,070	29,945,640
7	12,995,610	202,580,070	29,945,640
8	39,853,210	166,633,910	39,034,200
9	10,970,990	204,604,690	29,945,640
10	0	245,454,200	67,120
11	2,054,260	235,151,330	8,315,730
12	12,995,110	202,600,570	29,925,640
13	0	245,371,900	149,420
14	0	245,371,900	149,420

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 16, 2018	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact